EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

State or Other Jurisdiction of
Name of Subsidiary*	Incorporation or Organization

iptelorg GmbH	Germany
IEX Corporation	Nevada
Santera Systems Inc.	Delaware
Taqua, Inc.	Delaware
Tekelec Argentina SRL	Argentina
Tekelec Limited	United Kingdom
Tekelec France	France
Tekelec Canada Inc.	Canada
Tekelec Germany GmbH	Germany
Tekelec Italy srl	Italy
Tekelec do Brasil Ltda.	Brazil
Tekelec Singapore Pte. Ltd.	Singapore
Tekelec Spain, SL	Spain
Tekelec International Inc.	Delaware
Tekelec Malaysia Sdn. Bhd	Malaysia
Tekelec Mexico, S.de R.L. de C.V.	Mexico
Tekelec Systems India Private Ltd.	India
Tekelec Taiwan Co. Ltd.	Taiwan
VocalData, Inc.	Delaware

*	The subsidiaries of the Registrant do not do business under any name other than as listed above.